EV Innovations, Inc.
4894 Lone Mountain #168
Las Vegas, NV 89130

April 16, 2009

Mr. Jay Webb, Review Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

RE:	EV Innovations, Inc.
Form 10-K for fiscal year ended July 31, 2008
Filed November 12, 2008
File No.  0-33391

Dear Mr. Webb:

EV Innovations, Inc. (the "Company") has received a comment letter from the Securities and Exchange Commission (“Commission”) under date of February 24, 2009.  As requested in such letter, the Company herewith provides the responses to the questions raised by staff.  For convenience, each comment is repeated below, followed by the Company's responses to each separate issue raised in the comment.

In connection with our responses to the Commission’s comments, we have filed an amendment to our Form 10-K for the fiscal year ended July 31, 2008 (the “Amended 2008 Form 10-K”).

Form 10-K for the year ended July 31, 2008

Report of Independent Registered Public Accounting Firm, page 20

1.	City and State of Issuance of Auditor’s Report. The auditor’s report has been revised in the Amended 2008 10-K to include the city and state where issued.

2.
Audit Period. The auditor’s report in the Amended 2008 10-K reflects the audit of the current year only.  Other auditors have audited from inception to July 31, 2007 and a copy of the previous auditors report is included in the filing.

3.
PCAOB Standards. The auditor’s report in the Amended 2008 10-K has been revised to specifically indicate their audit was conducted in accordance with the auditing standards of the Public Company Accounting Oversight Board.

4.	Development Stage Company. The auditors report has been revised to refer to the Company as “a development stage company”.

Consolidated Statements of Operations, page 23

5.	Stock-based Compensation Expenses. In future filings the Company will remove the compensation element of stock issuance line item from the face of the financial statements.

6.	Gains and Losses as Operating Items. In future filings the Company will classify the loss from sale of other assets as part of the operating activities in its statement of operations.

Consolidated Statements of Cash Flows, page 25

7.
Investments in Subsidiaries. The nature of the $688 thousand cash outflow investment was for the day-to-day operations of the Company’s subsidiary, Zingo, Inc. (now Superlattice Power, Inc.), which at that time involved the operation of a VOIP telephone service provider.

Notes to Consolidated Financial Statements, page 26

Note 1 Financial statement presentation, page 26

Significant Accounting Policies, page 27

8.	Accounting Policies for Internal Research and Development Expenditures. The Company will revise future filings to disclose its accounting policies for internal research and development expenditures.

Discontinued Operations, page 29

9.
Disposition of SPI as Discontinued Operation. The Company is not materially involved with the operations of Superlattice Power, Inc., and the operations of Superlattice have been eliminated from the operations of the Company. The Company will have no further involvement with Superlattice, except that the latter does rent office and lab space from the Company. The Company is now a development stage technology company that is focusing its resources and efforts on the development and marketing of lithium-powered vehicles and products, as well as on commercial and residential properties. The Company has purchased the lithium batteries we use from Kokam a Korean manufacturing firm, but could possibly become a customer of Superlattice in the future if Superlattice commences commercial production of lithium ion batteries.

Form 10-Q for the Quarter Ended October 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, Three Months Ended October 31, 2008 and 2007, page 16

10.	MD&A Discussion. We will revise future filings to provide a detailed discussion of the reasons for significant variances in revenue and expense amounts in each period.

The undersigned Holly Roseberry, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

EV INNOVATIONS, INC.

By: /s/ Holly Roseberry
Holly Roseberry
Chief Executive Officer